FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Geoff Burns

(Signature)

Geoff Burns, President and CEO

Date: July 21, 2005

Geoff Burns, President and CEO

July 21, 2005

NEW SILVER-RICH ZONES DISCOVERED AT PAN AMERICAN’S MOROCOCHA MINE

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that 14,000 meters of exploration and infill drilling conducted over the past six months at its 87% owned Morococha mine in Peru has expanded known mineralized systems and has identified several new silver-rich zones. As a result, proven and probable reserves, measured and indicated resources and inferred resources have expanded significantly.

Proven and probable reserves have increased 1.2 million tonnes containing 6.4 million ounces of silver (100% basis). This increase is net of production for the first half of this year. Measured and indicated resources have increased by 1.0 million tonnes, containing an additional 6.1 million ounces of silver, and inferred resources have increased by 1.7 million tonnes at a grade of 241 g/tonne silver.

The reserve and resource increases come primarily from three newly discovered mantos as well as from the expansion of two others previously identified. All of these mantos are large mineralized ore deposits that are significantly thicker and wider than the vein systems that have been the primary producers on the property. As a result, it is expected that bulk mechanized mining in these zones will be at a much lower cost.

Given the success of the exploration efforts to date, another 14,000 meters is scheduled to be drilled through the remainder of 2005. The Company expects this program to convert resources into proven and probable reserves and to further add to the reserve base and mine life.

According to Pan American President and CEO, Geoff Burns, “Morococha is an excellent example of how value can be added with a focused exploration program properly executed on a high-potential property. We are adding high-quality silver reserves and resources for just pennies an ounce. These discoveries are confirming what we believed when we decided to purchase Morococha. This mine has the potential to deliver decades of low-cost silver production.”

The following table represents the Morococha mine (100%) reserves and resources as at June 30, 2005.

	Tonnes	Grade (g/t Ag)	Grade Zn(%)	Grade Pb(%)	Grade Cu(%)	Contained Silver (Oz.)
Proven Mineral Reserves Probable Mineral Reserves Total	2,309,110 980,437 3,289,547	201 220 207	4.19 4.00 4.13	1.52 1.37 1.48	0.41 0.74 0.51	14,922,151 6,934,787 21,892,592
Measured Mineral Resources Indicated Mineral Resources Total	1,661,942 464,343 2,126,285	159 171 162	3.10 2.84 3.04	1.42 1.31 1.40	0.28 0.30 0.28	8,495,789 2,552,853 11,074,579
Inferred Mineral Resources	9,283,418	241	3.94	1.75	0.38	71,930,932

(Mineral reserve estimates, measured and indicated resource estimates and inferred resource estimates were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo, Vice-President Geology – Operations, the Qualified Person as defined in NI 43-10. Drilling is ongoing and future results, as well as results to date, will be reviewed and compiled into a new reserve statement as of December 31, 2005.)

Pan American Silver Corp. will be releasing its 2005 second-quarter results on July 28 before market open and will be hosting a conference call later that morning. Please note that the time of the conference call has been changed to 8:30 am Pacific Time. All dial-in and replay numbers remain the same. North American participants please call toll-free 1-877-825-5811 and international participants call 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com or can be replayed from July 28 to August 4 by dialing 1-877-519-4471 using access code 6258416.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F